SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Helios and Matheson Analytics Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

42327L200
(CUSIP Number)

April 4, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42327L200

(1)	Name of reporting person Verizon Communications Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,100,308
(7) Sole dispositive power 0
(8) Shared dispositive power

5,100,308
(9)	Aggregate amount beneficially owned by each reporting person 5,100,308
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11)	Percent of class represented by amount in Row (9) 9.3%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 42327L200

(1)	Name of reporting person Oath Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,100,308
(7) Sole dispositive power 0
(8) Shared dispositive power

5,100,308
(9)	Aggregate amount beneficially owned by each reporting person 5,100,308
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11)	Percent of class represented by amount in Row (9) 9.3%
(12)	Type of reporting person (see instructions) CO

Item 1	(a)	Name of Issuer:

Helios and Matheson Analytics Inc. (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

350 Fifth Avenue Suite 7520 New York, New York 10118

Item 2	(a)	Name of Person Filing:

Verizon Communications Inc. (“Verizon”) Oath Inc. (“Oath”) Verizon and Oath collectively may be referred to herein as the “Reporting Persons.”

Item 2	(b)	Address or Principal Business Office or, if None, Residence:

Verizon 1095 Avenue of the Americas New York, New York 10036 Oath 770 Broadway New York, New York 10003

Item 2	(c)	Citizenship:

Each of Verizon and Oath is incorporated under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2	(e)	CUSIP No.:

42327L200

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
Item 4.		Ownership

(a)    Amount beneficially owned:

On April 4, 2018, Oath became the direct beneficial owner of 5,100,308 shares of Common Stock, including 2,550,154 shares of Common Stock underlying currently exercisable warrants.

Oath is a direct wholly owned subsidiary of Verizon, and by virtue of this relationship, Verizon may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 5,100,308 shares of Common Stock beneficially owned by Oath.

The 5,100,308 shares of Common Stock are subject to a lock-up agreement until April 4, 2019, subject to certain limited exceptions.

(b)    Percent of class:

The responses of the Reporting Persons to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Calculations of the percentage of shares of Common Stock beneficially owned are based on 54,713,452 shares of Common Stock outstanding, consisting of (i) 2,550,154 shares of Common Stock newly issued to Oath on April 4, 2018 (the “Issuance”), plus (ii) 49,613,144 shares of Common Stock the Issuer notified Oath in writing were outstanding immediately prior to the Issuance, plus (iii) 2,550,154 shares of Common Stock that Oath currently has the right to acquire pursuant to warrants and are deemed to be outstanding in accordance with Rule 13d-3 under the Act.

Pursuant to the terms of the warrants held by Oath, Oath cannot exercise such warrants if the Reporting Persons would beneficially own, after giving effect to such exercise, more than 9.99% of the outstanding shares of Common Stock.

(c)    Number of shares as to which the person has:

(i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition, in each case are incorporated by reference from the responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Schedule 13G and Item 4(a) hereof.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018

Verizon Communications Inc.
/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)

Oath Inc.
/s/ Mark Roszkowski
(Signature)

Mark Roszkowski
Vice President
(Name/Title)